Exhibit 10.27

        Amendment to CoVest Bancshares, Inc. Employment Agreement

This Amendment is made effective as of July 28, 2003, by and between CoVest Bancshares, Inc. (the "Company"), CoVest Banc, National Association (the "Bank") and James L. Roberts ("Executive").

WITNESSETH

Whereas, Company, Bank and Executive have previously entered in that certain Employment Agreement effective as of January 20, 1999, and have previously amended the same (as amended, the "Agreement"); and

WHEREAS, Company, Bank and Executive wish further to amend the Agreement to clarify certain provisions thereof;

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which consideration is mutually acknowledged by the parties, it is hereby agreed as follows:

2. Section 3(e) is amended to read as follows:

"(e) BENEFIT PLANS. Except as set forth below, Executive shall be eligible to participate in or receive benefits under any benefit plans and arrangements of the Company and Bank in which executive officers of the Company and the Bank are generally entitled to participate including, but not limited to, the profit sharing/401(k) plan, health-and-accident plans, medical coverage, disability or any other benefit plans or arrangements, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements applicable to executive officers of the Company and the Bank generally. Notwithstanding the foregoing, in the event of (i) the termination of Executive's employment with the Company and the Bank (other than by the Company for Cause (as defined in Paragraph 4(d) of this Agreement)) after the fifth anniversary of the Effective Date, or (ii) the termination of Executive's employment with the Company and Bank under circumstances constituting an Event of Termination (as defined in Paragraph 4(b) of this Agreement), the Company, or its successor, shall: (x) continue Executive's health insurance coverage comparable to the coverage as of the date of termination of Executive's employment until the earlier of the date Executive (A) would be eligible for coverage under Medicare, or any successor to the Medicare program, or (B) reaches the age of 67; (y) not require Executive to pay any greater amount for such coverage as Executive shall be paying as of the date of his termination of employment; and (z) permit Executive to add dependents to such coverage at the same cost, if any, paid by similarly situated senior executives for dependent coverage."

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed at Des Plaines, Illinois on the date above set forth.

CoVest Bancshares, Inc.

By: /s/ FRANK A. SVOBODA, JR.
    Frank A. Svoboda, Jr.
    Chairman of the Board

CoVest Banc, National Association

By: /s/ FRANK A. SVOBODA, JR.
    Frank A. Svoboda, Jr.
    Chairman of the Board

By: /s/ JAMES L. ROBERTS
    James L. Roberts